

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 4 2015
WASH. D.C.
201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69190

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/17/14 AND ENDING 12/31/14
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bardi Co. LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West 5th Street, 28th Floor

(No. and Street)

Los Angeles   CA   90071
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris L Manfre   310 993-9960
                                                 (Area Code – Telephone Number)

OFFICIAL USE ONLY
FIRM I.D. NO.

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA

(Name – *if individual, state last, first, middle name*)

3832 Shannon Road   Los Angeles   CA   90027
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

15049866

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16
KW

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



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OATH OR AFFIRMATION

I, Chris L. Manfre _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Bardi Co. LLC _____, as

of December 31 _____, 2014, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None

See Attached
Certificate
CAC 2-24.15

_____
Signature

Managing Director
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



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CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

2-24-15
CAC

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 *(if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me
on this 24th day of February, 20 15,
by   Date   Month   Year
(1) Cristiano Manfre _____

(and (2)_____),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _Cynthia A. Casas_
                Signature of Notary Public

CYNTHIA A. CASAS
Commission # 1974025
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2016

Seal
Place Notary Seal Above

—————————————— **OPTIONAL** ——————————————

CAC
2-24-15

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

©2014 National Notary Association • www.NationalNotary.org • 1-800-US NOTARY (1-800-876-6827)   Item #5910

Bardi Co., LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Bardi Co., LLC
Los Angeles, CA 90071

I have audited the accompanying statement of financial condition of Bardi Co., LLC (the "Company"), a California corporation, for the period January 17 through December 31, 2014 and the related statements of income (loss), changes in members' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 26, 2015

Bardi Co., LLC
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	20,577
Prepaid expenses		1,200
Deposits		1,800
Total Assets	$	23,577

LIABILITIES AND MEMBERS' EQUITY

Members' Equity	$	23,577
Total Liabilities and Members' Equity	$	23,577

Bardi Co., LLC
Statement of Income (Loss)
January 17, 2014 to December 31, 2014

Revenue

Commissions	$	52,605
Miscellaneous income		1
Total Revenue		52,606

Operating Expenses

Advertising and marketing	452
Commissions	9,688
Data and communications	1,083
Dues and subscriptions	2,500
Insurance	576
Office expense	931
Professional services	12,975
Regulatory fees	1,950
Rent and utilities	20,185
Salaries, wages and related expenses	3,553
Travel and entertainment	1,075
All others	2,535
Total Operating Expenses	57,503

Income (Loss) before tax provision		(4,897)
Income tax provision		800
Net Income (Loss)	$	(5,697)

Bardi Co., LLC
Statement of Changes In Members' Equity
January 17, 2014 to December 31, 2014

	Total	
Balance January 17, 2014	$	30,902
Net Income (Loss)		(5,697)
Prior period adjustment		(1,628)
Balance December 31, 2014	$	23,577

Bardi Co., LLC
Statement of Changes in Financial Condition
January 17, 2014 to December 31, 2014

Cash Flows from Operating Activities

Net income (loss)	$	(5,697)
Prior period adjustment		(1,628)
Adjustments to reconcile net assets to net cash provided by operating activities:		
(Increase) decrease in prepaid expenses		(39)
Increase (decrease) in deposits		(91)
Net cash flows from operating activities		(7,455)

Cash Flows from Investing Activities

Cash Flows from Financing Activities

Net increase (decrease) in cash		(7,455)
Cash at January 17, 2014		28,032
Cash at December 31, 2014	$	**20,577**

SUPPLEMENTAL INFORMATION

Interest paid	$	-
Income taxes paid	$	800

Bardi Co., LLC
Notes to Financial Statements
December 31, 2014

Note 1 – Organization and Nature of Business

Bardi Co., LLC (Company) was formed in the State of California on September 13, 2012. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:
- Private placements of securities
- Investment banking

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income Taxes - The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

7

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Cash and equivalent	$20,577	$ -	$ -	$20,577

Note 4 - Concentration of Risk

Amounts held in financial institutions occasionally are in excess of the Federal Deposit Insurance Corporation and Securities Investor protection Corporation limits. The organization deposits its cash in high quality financial institutions, and management believes the organization is not exposed to significant credit risk on those amounts.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $20,577 which was $15,577 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2014, the Company recorded the minimum liability company income tax of $800.

Note 7– Operating Lease Commitments

On July 31, 2014, the Company entered into an eight month lease for office space under a non-cancellable operating lease, commencing August 1, 2014 and expiring March 31, 2015.

At December 31, 2014, future minimum lease payments under this agreement were as follows:

2015 $ 5,400

Rent expense for the year ended December 31, 2014 was $18,765.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Subsequent Events

The management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Bardi Co., LLC
Schedule I - Computation of Net Capital Requirement
December 31, 2014

Computation of Net Capital

Total ownership equity from statement of financial condition	$	23,577
Nonallowable assets		
Prepaid expenses		(1,200)
Deposits		(1,800)
Net Capital	$	20,577

Computation of Net Captial Requirements

Minimum net aggregate indebtedness

6-2/3 % of net aggregate indebtedness	$	-
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	15,577
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	20,577

Computation of Aggregate Indebtedness

Total liabilities	$	-
Aggregate Indebtedness to net capital	$	-

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	20,576
Variance		
Rounding		1
Net Capital per Audited Report	$	20,577

Bardi Co., LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Bardi Co., LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Bardi Co., LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Bardi Co., LLC

I have reviewed management's statements, included in the accompanying Bardi Co., LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (1)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 26, 2015

**BARDI CO.**

February 13, 2015

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Bardi Co. LLC met the Section 204, 15c3-3 exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

Christiano Manfre'

Managing Director and FinOp